Dr. Reddy’s Laboratories Ltd. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500 034, Telangana, India.
CIN : L85195TG1984PLC004507
Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email: mail@drreddys.com
www.drreddys.com

April 4, 2017

Corporate Relationship Department		National Stock Exchange of India Ltd.
BSE Limited		“Exchange Plaza”
Dalal Street, Fort		Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001		Mumbai – 400 051
Fax Nos.:	022-22723121 / 22723719 /	Fax Nos.:	022-26598120/26598237/
	22722037 / 22722039		26598238

Scrip Code: 500124		Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation

This is to inform you that the audit of our API manufacturing plant at Srikakulam, Andhra Pradesh by the US FDA, has been completed today. We have been issued a Form 483 with 2 observations, which we are addressing.

This is for your information and record.

With regards,

/s/Sandeep Poddar

Sandeep Poddar

Company Secretary

Encl: As above

CC: New York Stock Exchange Inc. (Stock Code :RDY)